China United Insurance Service, Inc.
Building 4F, Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan
People’s Republic of China

August 5, 2011

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D. C. 20549

Re:	China United Insurance Service, Inc. Registration Statement on Form S-1 Filed May 13, 2011 File No. 333-174198

Dear Mr. Riedler:

This letter responds to a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China United Insurance Service, Inc. (the “Company”) dated May 19, 2011.

The Staff noted that the Registration Statement on Form S-1 filed with the Commission on May 13, 2011 (the “Registration Statement”) did not include audited financial statements of China United Insurance Service, Inc.

Concurrently with the filing of this letter the Company has filed Amendment No. 1 to the Registration Statement (the “Amendment”) which includes audited financial statements of China United Insurance Service, Inc.  Please also note China United Insurance Service, Inc. has elected to use June 30 as the Company’s fiscal year end.

Comments or questions regarding this the Amendment may be directed to the undersigned, or Ryan Nail, attorney with the Crone Law Group, Company counsel, at (415) 955-8900.

Sincerely,

/s /Lo Chung Mei
Lo Chung Mei
Chief Executive Officer

CC:	Ryan Nail
The Crone Law Group